ENERFLEX LTD. ANNOUNCES SECOND QUARTER 2026 FINANCIAL AND OPERATIONAL RESULTS

ADJUSTED EBITDA OF $128 MILLION, FREE CASH FLOW OF $32 MILLION AND RETURN ON CAPITAL EMPLOYED OF 15.4%

STRONG OPERATIONAL VISIBILITY WITH ES BACKLOG INCREASING TO $1.5 BILLION AT THE END OF Q2/26

ORGANIC GROWTH CAPEX FORECASTED AT TOP END OF GUIDANCE RANGE FOR 2026; ON TRACK TO EXPAND U.S. CONTRACT COMPRESSION FLEET BY 10-15% YEAR-OVER-YEAR

NEWS RELEASE

CALGARY, Alberta, August 6, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three months ended June 30, 2026.

All amounts presented are in U.S. Dollars unless otherwise stated.

MANAGEMENT COMMENTARY

Paul Mahoney, Enerflex's President and Chief Executive Officer stated: "Enerflex delivered another quarter of solid operational performance, reflecting disciplined execution and our focus on operational excellence. Results continue to be underpinned by our Energy Infrastructure and After-Market Services business lines, and the Engineered Systems business maintained strong commercial momentum. Strong bookings has translated into increasing visibility for our ES business, with a book to bill ratio of 1.5 times during the first half of 2026 and our forward visibility for ES revenue increasing to $1.5 billion, the highest level in Enerflex’s history.

As highlighted during our May 27th investor update, Enerflex’s focus is on competing intentionally in the markets where we can win, improving relentlessly through operational excellence, and delivering disciplined value adding growth for our shareholders. This is reflected in our value creation objectives, which include improving the underlying profitability and returns of our business, and growing revenue ahead of our underlying markets. We are moving with urgency to execute on these priorities, including initiatives to enhance collaboration, leverage scale, improve operational efficiency and solidify our capabilities. I would like to thank our global team for embracing the challenge and look forward to updating our stakeholders as we progress."

Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, added: “Enerflex delivered another quarter of strong financial performance, supported by disciplined execution and strong cash generation. During the quarter, we extended the maturity of our revolving credit facility to 2029 while increasing the accordion feature to $200 million, solidifying the Company’s financial flexibility as we execute our strategy. With a strong balance sheet and ample available liquidity, we remain focused on disciplined capital allocation, investing in profitable growth opportunities, and long-term value creation for shareholders.”

Q2/26 Earnings News Release

SUMMARY RESULTS

	Three months ended June 30,			Six months ended June 30,
($ millions, except per share amounts, percentages and ratios)	2026		2025	2026		2025
Revenue	$582		$615	$1,166		$1,167
Gross margin ("GM")	139		139	284		267
GM as a percentage of revenue ("GM %")	23.9%		22.6%	24.4%		22.9%
Selling, general and administrative expenses (“SG&A”)	81		61	160		118
Operating income	58		76	126		147
EBITDA[1]	94		134	204		239
EBIT[1]	57		92	130		158
Net earnings	30		60	73		84
Earnings per share - basic	0.25		0.49	0.60		0.68
Long-term debt	529		679	529		679
Net debt[2]	455		608	455		608
Cash provided by (used in) operating activities	89		(4)	121		92

Key Financial Performance Indicators (“KPIs”)
ES backlog[3]	$1,453		$1,227	$1,453		$1,227
ES bookings[3]	488		365	971		570
EI contract backlog[4]	1,193		1,462	1,193		1,462
GM before depreciation and amortization (“GM before D&A”)[5]	173		175	352		336
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	29.7%		28.5%	30.2%		28.8%
Adjusted EBITDA[6]	128		130	265		243
Free cash flow[7]	32		(39)	47		46
Bank-adjusted net debt to EBITDA ratio[7]	0.8	x	1.3x	0.8	x	1.3x
Return on capital employed (“ROCE”)[7,8]	15.4%		16.4%	15.4%		16.4%

1 EBITDA is defined as earnings before net finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before net finance costs and income taxes.

2 Net debt is defined as total long-term debt less cash and cash equivalents, as presented in the Financial Statements.

3 Refer to the “ES Backlog and Bookings” section of the MD&A for further details.

4 Refer to the “EI Contract Backlog” section of the MD&A for further details.

5 Refer to the “Gross Margin before D&A by Product Line and Recurring Gross Margin before D&A” section of the MD&A for further details.

6 Refer to the “Adjusted EBITDA” section of the MD&A for further details.

7 Refer to the “Non-IFRS Measures” section of the MD&A for further details.

8 Determined by using the trailing 12-month period.

Enerflex’s consolidated financial statements and notes (the “Financial Statements”) and Management’s Discussion and Analysis (“MD&A”) as at June 30, 2026, can be accessed on the Company’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Q2/26 FINANCIAL OVERVIEW

•
Generated revenue of $582 million compared to $615 million in Q2/25 and $584 million in Q1/26
o
Lower revenue compared with prior year was primarily driven by project sequencing and resource allocation for expansion of Enerflex’s U.S. contract compression fleet within the Engineered Systems (“ES”) product line

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

o
ES book-to-bill ratio (calculated as bookings divided by revenue), was 1.6x during Q2/26 and 1.1x on a trailing eight quarter average, highlighting the Company is consistently replenishing its backlog in line with project execution
•
Recorded gross margin before depreciation and amortization of $173 million, or 30% of revenue, compared to $175 million, or 29% of revenue in Q2/25 and $179 million, or 31% of revenue during Q1/26
o
Energy Infrastructure (“EI”) and After Market Services (“AMS”) product lines generated 69% of consolidated gross margin before depreciation and amortization during Q2/26
o
ES gross margin before depreciation and amortization of 18% in Q2/26 compared to 18% in Q2/25, and 19% in Q1/26, with the sequential decrease related primarily to mix and project sequencing
•
SG&A was $81 million for the three months ended June 30, 2026, up $20 million from the prior year period, due to higher stock-based compensation and investments to support growth and operational improvements. Core SG&A1 was $58 million for the three months ended June 30, 2026 compared to $52 million in Q2/25 and $55 million during the first quarter of 2026
•
Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $128 million compared to $130 million in Q2/25 and $137 million in Q1/26
•
Cash provided by operating activities before changes in working capital (“FFO”) of $87 million in Q2/26 compared to $89 million in Q2/25 and $95 million in Q1/26, a function of lower adjusted EBITDA. Cash provided by operating activities (“CFO”) was $89 million, which included net working capital recovery of $2 million. This compares to cash used in operating activities of $4 million in Q2/25 and cash provided by operating activities of $32 million in Q1/26
•
Free cash flow increased to $32 million in Q2/26 compared to the use of cash of $39 million during Q2/25 and source of cash of $15 million during Q1/26. The increase in FCF compared to prior year and prior period reflected higher CFO, being partially offset by higher capital spending
•
Return on capital employed (“ROCE”)2 was 15.4% in Q2/26, compared to 16.4% in Q2/25 and 17.3% during Q1/26. Lower ROCE primarily reflects the decrease in trailing 12-month EBIT, which was impacted by unrealized gains on redemption options related to the senior secured notes recognized in prior periods, partially offset by lower average capital employed, predominantly due to a decline in net debt
•
Net earnings of $30 million or $0.25 per share in Q2/26 compared to $60 million or $0.49 per share in Q2/25 and $43 million or $0.35 per share in Q1/26. Compared to Q2/25, profitability benefited from lower net finance costs, however was offset by higher share-based compensation expense and an unrealized gain of $15 million related to the redemption options of its senior secured notes recognized in the prior year
•
Invested $53 million in the business, comprised of $35 million for growth, primarily allocated to expand the Company’s contract compression fleet in the U.S., and $18 million for maintenance and PP&E

STRATEGIC AND OPERATIONAL HIGHLIGHTS

•
ES backlog as at June 30, 2026 of $1.5 billion provides strong visibility into future revenue generation and business activity levels. Bookings of $488 million during Q2/26 compared to $365 million in Q2/25, $483 million in Q1/26 and a trailing eight quarter average of $363 million. ES bookings included a broad mix of end markets, including cryogenic gas processing, refrigeration for LNG export, large compression stations and power generation. ES book-to-bill ratio (calculated as bookings divided by revenue), was 1.6x during Q2/26 and 1.1x on a trailing eight quarter average, highlighting the Company is consistently replenishing its backlog in line with project execution
•
Enerflex’s U.S. contract compression business continues to perform well, led by increasing natural gas production in the Permian. Utilization remained relatively consistent at 93% across a fleet size of 496,000 horsepower. Enerflex continues to target customer supported contract compression fleet growth of 10-15% during 2026, with the majority of additions expected to be deployed during the second half of the year. Enerflex is also securing long-lead time components to support further growth in 2027, 2028 and 2029

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

•
Enerflex is closely monitoring the conflict in the Middle East, and to-date, the Company’s operations in the region have operated uninterrupted. Local teams have established response processes and contingency planning, ensuring continued safety of our people and reliability of the Company’s operations. Enerflex’s operations in the Middle East, which are principally in Bahrain and Oman comprise 17 distinct natural gas and produced water projects, and an installed compression and power generation fleet of approximately 350,000 horsepower
•
Aligned the Company's Canadian and U.S. operations under a unified North American framework to enhance collaboration, leverage scale, improve operational efficiency, and strengthen customer service across the region
•
On February 25, 2026, Enerflex announced a definitive agreement to divest the majority of its operations in the Asia Pacific (“APAC”) region to INNIO Group. Completion of the transaction is subject to standard closing conditions and regulatory approvals and remains on track to close during the second half of 2026
•
Enerflex has secured a commitment for gas compression stations in the Vaca Muerta unconventional play in Argentina. The equipment is supported by a long-term EI and AMS contract with a strategic client partner
•
Enerflex reached several important ReliaCoreTM milestones, advancing the Company's digitally connected service ecosystem. We launched our Houston-based Remote Operations Center, are leveraging SMART dispatch technology to connect customer assets with technical expertise and intelligent workflows and deployed Enerflex's first ReliaCore EDGE devices. Together, these capabilities extend service coverage, accelerate issue resolution, and build a foundation for advanced analytics and predictive maintenance capabilities that are expected to improve asset performance, reduce downtime, and create long-term economic value for both Enerflex and our client partners

BALANCE SHEET AND LIQUIDITY

• Enerflex exited Q2/26 with net debt of $455 million, which included $74 million of cash and cash equivalents, a reduction of $153 million compared to Q2/25. Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 0.8x at the end of Q2/26, down from 1.3x at the end of Q2/25 and 0.9x at the end of Q1/26

•
On June 24, 2026, Enerflex entered into an amended and restated credit agreement with respect to its syndicated secured revolving credit facility (the “RCF”). The maturity date of the RCF has been extended by three years to June 30, 2029, and availability is unchanged at $800 million. The Company’s limit under the RCF may be increased by up to $200 million at the request of the Company, subject to lenders’ consent, compared to $50 million previously. The Company also continues to maintain a $70 million unsecured credit facility (the “LC Facility”) with one of the lenders in its RCF syndicate

OUTLOOK

We continue to see favorable multi-year fundamentals across our core markets, driven by increasing natural gas and liquids production. Operating results are expected to be underpinned by the highly contracted EI product line and the recurring nature of AMS. The EI product line is supported by customer contracts expected to generate approximately $1.2 billion of revenue over their remaining terms.

Performance for Enerflex's ES product line is expected to benefit from healthy demand for compression and processing equipment across our key markets and a backlog of approximately $1.5 billion as at June 30, 2026, the majority of which is expected to convert into revenue over the next 12 months. Interest in distributed power solutions also continues to build, with our pipeline of opportunities now exceeding seven gigawatts across data center and other power generation applications.

Enerflex's strategic priorities include:

(1)
driving productivity improvements across the Company’s global operations through operational excellence;

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

(2)
focusing on the highest-value growth opportunities and markets where the Company can win, including advancing opportunities in distributed power generation alongside its core natural gas infrastructure markets; and
(3)
allocating capital to drive long-term value creation through disciplined growth, maximizing free cash flow, and providing direct shareholder returns.

Capital Allocation

Enerflex is refining its capital expenditure guidance for 2026, with the Company now targeting organic capital expenditures of $185 million to $195 million (prior guidance of $175 million to $195 million). This includes: (1) organic growth capital expenditures of approximately $100 million (prior guidance of $90 million to $100 million); (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million to support the Company’s ES business and activity in adjacent markets, including electric power generation.

Organic growth capital spending will continue to focus on customer supported opportunities and primarily allocated to expand the Company’s contract compression fleet in the U.S. Notably, the fundamentals for contract compression in the U.S. remain strong, led by expected increases in natural gas production and capital spending discipline from market participants.

Enerflex continues to evaluate selective, disciplined bolt-on acquisition opportunities. Inorganic growth will be focused on enhancing capabilities and accelerating scale in the Company’s core North American markets. All opportunities will be balanced with Enerflex’s focus on maintaining a strong financial position and opportunities to provide direct shareholder returns.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD $0.0425 per share, payable on September 2, 2026 to shareholders of record on August 19, 2026.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, August 6, 2026 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BIebea8b6833b642bbbff6b1c892d4954a. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/jgxueet4/.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio, ES backlog and bookings, EI contract backlog, free cash flow, GM before depreciation and amortization, and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. For information which is incorporated by reference into this news release, refer to “Non-IFRS Measures” in Enerflex’s MD&A for the three months ended June 30, 2026, which can be accessed on Enerflex’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

Adjusted EBITDA

	Three months ended June 30, 2026
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$30
Income taxes[1]				15
Net finance costs[1,2]				12
EBIT[3]	$33	$13	$10	$57
Depreciation and amortization	16	9	12	37
EBITDA	$49	$22	$22	$94
Restructuring and transaction costs	3	-	2	5
Share-based compensation	13	3	3	19
Impact of finance leases
Principal payments received	-	-	11	11
Unrealized gain on redemption options[3]				(1)
Adjusted EBITDA	$65	$25	$38	$128

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and have therefore not been allocated to reporting segments.

3EBIT includes $1 million unrealized gain on redemption options associated with the USD denominated senior unsecured notes (the "2031 Notes"). Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended June 30, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings [1]				$60
Income taxes[1]				14
Net finance costs[1,2]				18
EBIT[3]	$51	$20	$6	$92
Depreciation and amortization	15	10	17	42
EBITDA	$66	$30	$23	$134
Share-based compensation	2	1	-	3
Impact of finance leases
Principal payments received	-	-	8	8
Unrealized gain on redemption options[3]				(15)
Adjusted EBITDA	$68	$31	$31	$130

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and have therefore not been allocated to reporting segments.

3EBIT includes $15 million unrealized gain on redemption options associated with the 9.0% senior secured notes (the "2027 Notes"). Debt is managed within Corporate and is not allocated to reporting segments.

FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets - operating leases are added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow is also used in calculating the dividend payout ratio.

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2026	2025	2026	2025
Funds from operations ("FFO")[1]	$87	$89	$182	$151
Net change in working capital and other	2	(93)	(61)	(59)
Cash provided by (used in) operating activities ("CFO")[2]	$89	$(4)	$121	$92
Less:
CAPEX - Maintenance and PP&E	(18)	(11)	(27)	(19)
CAPEX - Growth	(35)	(23)	(42)	(29)
Lease payments	(6)	(5)	(12)	(11)
Add:
Proceeds on disposals of EI assets - operating leases	2	4	7	13
Free cash flow	$32	$(39)	$47	$46

1Enerflex also refers to cash provided by operating activities before net change in working capital and other as “Funds from Operations” or “FFO”.

2Enerflex also refers to cash provided by (used in) operating activities as “Cash flow from Operations” or “CFO”.

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the RCF and senior secured notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company’s lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio, are calculated in accordance with, and derived from, the Company's financing agreements.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to:

•
Enerflex’s ability to deliver on its strategic priorities and value creation objectives, and the time associated therewith, if at all;
•
anticipated business activity levels based on the ES backlog and that such backlog will drive future revenue generation, and the timing associated therewith, if at all;
•
targeted contract compression fleet growth of 10-15% during 2026 and expectations that the majority of additions will be deployed during the second half of the year;
•
Enerflex’s ability to secure long-lead time components to support further growth through 2029, and the timing associated therewith, if at all;
•
the ability of the Company to realize and capitalize on opportunities within its electric power generation business, including opportunities associated with data centers and other power generation applications, and the timing associated therewith, if at all;
•
the anticipated completion of the divestiture of a majority of the Company’s operations in the APAC region (the “APAC Divestiture”), and the timing thereof, if at all;

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

•
the conversion of a secured commitment for gas compression stations in the Vaca Muerta unconventional play in Argentina into a definitive binding agreement and the timing associated therewith, if at all;
•
expectations that the deployment of ReliaCore capabilities will improve asset performance, reduce downtime, and create long-term economic value for both Enerflex and its client partners, and the timing associated therewith, if at all;
•
disclosures under the heading “Outlook” including:

o that favorable multi-year fundamentals across Enerflex’s core markets, driven by increasing natural gas and liquids production, will continue;

o the highly contracted EI product line and the recurring nature of AMS will underpin operating results;

o
customer contracts within Enerflex’s EI product line are expected to generate approximately $1.2 billion of revenue over their remaining terms;

o expectations that the ES product line will benefit from healthy demand for compression and processing equipment across Enerflex’s key markets and the ES backlog;

o the majority of the ES backlog as at June 30, 2026 will convert into revenue over the next 12 months;

o targeted organic capital expenditures during 2026 of $185 million to $195 million, including (i) organic growth capital expenditures of approximately $100 million; (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million;

o continued strength in the fundamentals for contract compression in the U.S., led by expected increases in natural gas production and capital spending discipline from market participants;

o the ability for Enerflex to identify and successfully execute selective, disciplined bolt-on acquisitions and the timing associated therewith, if at all;

•
the ability of Enerflex to continue to pay a sustainable quarterly cash dividend; and
•
the availability of free cash generated and that such cash may be used to fund non-operating activities including dividend payments, share repurchases, and other non-mandatory debt repayments, if any.

FLI reflect Management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to:

•
expectations that acquisition opportunities will be available to the Company, the Company can evaluate and execute on such opportunities, and that adequate financial capacity and liquidity will remain available, all required regulatory, contractual and third-party approvals will be received, and any acquisitions can be successfully integrated;
•
that all conditions to completion of the APAC Divestiture will be satisfied or waived in a timely manner, that all regulatory and other approvals required for completion of the APAC Divestiture will be obtained and obtained in a timely manner, that the transaction to effect the APAC Divestiture will be completed on the agreed terms, and that the expected benefits of the APAC Divestiture will be realized within the expected timeframes;
•
potential impacts of the evolving situation in the Middle East on Enerflex’s operations in Bahrain and Oman and the broader region;
•
the ability of the Company to proactively manage the ES business line in response to near-term risks and uncertainties, including tariffs and commodity price volatility;

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

•
natural gas and associated liquids and produced water volumes across Enerflex’s global footprint will increase in line with expectations;
•
market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2026;
•
the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
•
existing and strong commercial relationships with customers will continue;
•
existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
•
risks related to lawsuits, arbitrations or other legal proceedings;
•
the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
•
the Company’s backlog providing strong visibility into future revenue generation and business activity levels;
•
no significant unforeseen cost overruns or project delays;
•
the fulfillment by our customers of the terms of their contracts;
•
the Company will successfully execute operational excellence initiatives and realize anticipated productivity improvements across its global operations;
•
Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval;
•
Enerflex will maintain sufficient financial flexibility to execute on its capital allocation priorities; and
•
other factors, many of which are beyond the control of Enerflex.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors"in: (i) Enerflex's Annual Information Form for the year ended December 31, 2025, dated February 25, 2026; (ii) the Company’s MD&A as at June 30, 2026; and (iii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power technology and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

Q2/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.